December 31, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Morgan Stanley Capital I Inc. Registration Statement on Form SF-3
File No. 333-282944

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m. (Eastern time) on January 3, 2025, or as soon as practicable thereafter.

Very truly yours,

MORGAN STANLEY CAPITAL I INC.

By:	/s/ Jane Lam
Name: Jane Lam Title: President

Form SF-3 – Acceleration Request